Exhibit 99.3

JOINT FILING AGREEMENT PURSUANT TO SECTION 240.13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 16, 2013

AMERICAN HOMES 4 RENT, LLC

By:	/s/ David P. Singelyn
Name:	David P. Singelyn
Title:	Manager

/s/ David P. Singelyn
David P. Singelyn